D.F. KING & CO., INC.

TELEPHONE SCRIPT

MASON STREET FUNDS BENEFICIAL SHAREHOLDERS

Introduction

Hello, my name is                     , calling from D.F. King & Co., Inc. on behalf of the Mason Street Funds may I speak with Mr./Ms.                     .

(Once Shareholder is on the line)

Mr./Ms. Shareholder, this conversation will be recorded. D.F. King & Co., Inc. has been retained by Mason Street Funds to help solicit and record shareholder votes with regards to the special shareholders’ meeting of the                      Fund scheduled for March 15, 2006. Have you received the combined proxy statements and prospectus(es) regarding the meeting? *

IF NO – Then help the shareholder obtain the material he/she requires. If a NOBO, give him/her the 800# and have them call back when they receive it. If registered, we will send the materials directly. In either case, make sure the address is correct, make any necessary corrections, and code the disposition as “14” or “15”. Remind the shareholder to read the materials carefully because they contain important information about the proposals.

* Note: There are two combined proxy statements/prospectuses. Depending on the particular holdings of the shareholder, and because the materials will be sent at different times, you may have to confirm which materials the shareholder has received.

IF YES - Your Board of Directors is asking you to consider proposals which they have studied carefully and they recommend that you vote in favor of the proposals. For your convenience you can cast your vote by mail, internet, or touch–tone telephone if you still have your proxy card or I can record your vote over the telephone. Would you like me to record your vote over the telephone right now?

IF YES - Do you have any questions before we proceed?

If shareholder asks how to vote via the internet, the website is www.masonstreetfunds.com - he/she will need the control number from his/her proxy card.

If shareholder asks how to vote via touchtone telephone, the telephone number is 1-888-221-0697 - he/she will need the control number from his/her proxy card.

Take time to answer all questions carefully. Do not give advice. Remind the shareholder that his/her Board of Directors has recommended that he/she vote in favor of the proposal. Most questions can be addressed by referring to the proxy statement and reading the appropriate sections.

Here is how we will proceed. The call will be recorded. I will ask you for 3 pieces of information for verification: your name, your address and ONLY the last 4 digits of your social security number (or Tax Identification Number if shares are registered to an entity). Finally, I will confirm that you have received the proxy materials and take your vote. You will be mailed a letter confirming your votes, which will tell you how to make any changes, if you wish. Do you feel comfortable with this process?

IF NO – Do you have any questions that I may answer about this proxy for you?

Take time to answer all questions carefully. Do not give advice. Remind the shareholder that his/her Board of Directors has recommended that he/she vote in favor of the proposal. Most questions can be addressed by referring to the proxy statement and reading the appropriate sections or by referring to the Q&A that accompanied the proxy statement.

At your earliest convenience, please vote by signing and dating the proxy card you received, and returning it in the envelope provided. You can also submit your vote by going on–line to www.masonstreetfunds.com or by calling 1-888-221-0697. The shareholder meeting cannot be held until a majority of the shares have been voted. Are you sure that you do not want to take advantage of voting your shares right now over the telephone?

IF YES - Are you ready?

Begin the Vote

First, I’ll reintroduce myself. My name is                 , calling from D.F. King & Co., Inc. on behalf of Mason Street Funds. Today’s date is                      and the time is                     .

May I please have your full name? If shareholder is an entity, may I please have your title? Can you confirm that you are authorized to direct the voting of these [insert name of fund] Fund shares?

May I please have your address?

May I have only the last 4 digits of your social security number? (If shareholder is an entity, ask for Tax Identification Number)

Input the last 4 digits of the SSN. You may not proceed without this information. If the shareholder refuses to give this information, explain that it is for security purposes only, to assure that only the proper person can vote his shares. However, if the shareholder continues to resist, you have no choice but to politely end the call and remind him/her of the other methods he/she can use to cast his/her vote.

Have you received the proxy materials?

Actual Voting

Your Board of Directors is asking you to consider the proposals which they have studied carefully. They recommend that you vote in favor of the proposals. Would you like to vote in favor of the proposal as recommended by your Board?

If you are required to read the proposal individually, end each proposal by saying, “Your Board of Directors recommends that you vote in favor. How would you like to vote?” For most proposals, the valid responses are

F = For proposal.

A = Against proposal.

B = Abstain.

Closing

I have recorded your votes. You have voted                     . Is that correct? As your voting agent I will execute a written proxy in accordance with your instructions and forward it onto the Fund. In the next 72 hours, we will mail you a letter by first class mail confirming your vote. If you wish to change your vote for any reason, please call us at the phone number listed in the letter. Thank you for your time.

D.F. KING & CO., INC.

TELEPHONE SCRIPT

MASON STREET FUNDS REGISTERED SHAREHOLDERS

Introduction

Hello, my name is                     , calling from D.F. King & Co., Inc. on behalf of the Mason Street Funds may I speak with Mr./Ms.                     .

(Once Shareholder is on the line)

Mr./Ms. Shareholder, this conversation will be recorded. D.F. King & Co., Inc. has been retained by Mason Street Funds offered by your Northwestern Mutual Financial Representative to help solicit and record shareholder votes with regards to the special shareholders’ meeting of the                      Fund scheduled for March 15, 2006. Have you received the combined proxy statement(s) and prospectus(es) regarding the meeting? *

IF NO – Then help the shareholder obtain the material he/she requires. If a NOBO, give him/her the 800# and have them call back when they receive it. If registered, we will send the materials directly. In either case, make sure the address is correct, make any necessary corrections, and code the disposition as “14” or “15”. Remind the shareholder to read the materials carefully because they contain important information about the proposals.

* Note: There are two combined proxy statements/prospectuses. Depending on the particular holdings of the shareholder, and because the materials will be sent at different times, you may have to confirm which materials the shareholder has received.

IF YES - Your Board of Directors is asking you to consider proposals which they have studied carefully and they recommend that you vote in favor of the proposals. For your convenience you can cast your vote by mail, internet, or touch–tone telephone if you still have your proxy card or I can record your vote over the telephone. Would you like me to record your vote over the telephone right now?

IF YES - Do you have any questions before we proceed?

If shareholder asks how to vote via the internet, the website is www.masonstreetfunds.com - he/she will need the control number from his/her proxy card.

If shareholder asks how to vote via touchtone telephone, the telephone number is 1-888-221-0697 - he/she will need the control number from his/her proxy card.

Take time to answer all questions carefully. Do not give advice. Remind the shareholder that his/her Board of Directors has recommended that he/she vote in favor of the proposal. Most questions can be addressed by referring to the proxy statement and reading the appropriate sections.

Here is how we will proceed. The call will be recorded. I will ask you for 3 pieces of information for verification: your name, your address and ONLY the last 4 digits of your social security number (or Tax Identification Number if shares are registered to an entity). Finally, I will confirm that you have received the proxy materials and take your vote. You will be mailed a letter confirming your votes, which will tell you how to make any changes, if you wish. Do you feel comfortable with this process?

IF NO – Do you have any questions that I may answer about this proxy for you?

Take time to answer all questions carefully. Do not give advice. Remind the shareholder that his/her Board of Directors has recommended that he/she vote in favor of the proposal. Most questions can be addressed by referring to the proxy statement and reading the appropriate sections or by referring to the Q&A that accompanied the proxy statement.

At your earliest convenience, please vote by signing and dating the proxy card you received, and returning it in the envelope provided. You can also submit your vote by going on–line to www.masonstreetfunds.com or by calling 1-888-221-0697. The shareholder meeting cannot be held until a majority of the shares have been voted. Are you sure that you do not want to take advantage of voting your shares right now over the telephone?

IF YES - Are you ready?

Begin the Vote

First, I’ll reintroduce myself. My name is                     , calling from D.F. King & Co., Inc. on behalf of Mason Street Funds. Today’s date is                      and the time is                     .

May I please have your full name? If shareholder is an entity, may I please have your title? Can you confirm that you are authorized to direct the voting of these [insert name of fund] Fund shares?

May I please have your address?

May I have only the last 4 digits of your social security number? (If shareholder is an entity, ask for Tax Identification Number)

Input the last 4 digits of the SSN. You may not proceed without this information. If the shareholder refuses to give this information, explain that it is for security purposes only, to assure that only the proper person can vote his shares. However, if the shareholder continues to resist, you have no choice but to politely end the call and remind him/her of the other methods he/she can use to cast his/her vote.

Have you received the proxy materials?

Actual Voting

Your Board of Directors is asking you to consider the proposals which they have studied carefully. They recommend that you vote in favor of the proposals. Would you like to vote in favor of the proposal as recommended by your Board?

If you are required to read the proposal individually, end each proposal by saying, “Your Board of Directors recommends that you vote in favor. How would you like to vote?” For most proposals, the valid responses are

F = For proposal.

A = Against proposal.

B = Abstain.

Closing

I have recorded your votes. You have voted                     . Is that correct? As your voting agent I will execute a written proxy in accordance with your instructions and forward it onto the Fund. In the next 72 hours, we will mail you a letter by first class mail confirming your vote. If you wish to change your vote for any reason, please call us at the phone number listed in the letter. Thank you for your time.

Mason Street Funds

Answering Machine Message

Hello, this is [name] calling from D.F. King & Co., Inc. regarding your investment in the Mason Street Funds. You should have recently received proxy materials in the mail concerning the Special Shareholders Meeting to be held on March 15, 2006.

Your vote is important, please sign, date and return the proxy card at your earliest convenience in the postage paid envelope provided.

If you prefer, you can also vote by Internet or touch-tone telephone by following the instructions included in the mailing information.

If you have any questions regarding the information that you are being asked to consider or need new proxy materials, please call us at 1-800-628-8510.

Thank you for your consideration.

MANAGEMENT INFORMATION SERVICES

PROPOSED SCRIPT FOR TELEPHONE VOTING

OPENING:

When connected to the toll-free number, shareholder will hear:

“Welcome. “Please enter the control number labeled as such or located in the box indicated by an arrow on the upper portion of your proxy card.”

When shareholder enters the control number, he/she will hear:

“Please refer to your proxy card as you vote. To vote as the Board recommends, press 1 now. To vote otherwise, press 0 now.”

OPTION 1: VOTING AS MANAGEMENT RECOMMENDS

If shareholder elects to vote as management recommends, he/she will hear:

“You have voted as the Board recommended. If this is correct, press 1. If incorrect, press 0.”

If shareholder presses 1, he/she will hear:

“If you have received more than one proxy card, you must vote each card separately. If you would like to vote another proxy, press 1 now. To end this call, press 0 now.”

If shareholder presses 0 to end the call,

“Thank you for voting.”

If shareholder elects to revote or vote another proxy, he/she is returned to the “Please enter the control number” speech (above). If shareholder elects to end the call, he/she will hear:

Call is terminated.

OPTION 0: VOTING OTHERWISE (not as Board Recommends)

If shareholder elects to vote each proposal separately, he/she will hear:

“Proposal	1: To vote FOR, press 1. Against, press 9. Abstain, press 0.”

When the shareholder has finished voting on Proposal 1, he/she will hear:

“Your votes have been cast as follows (the vote for each proposal is given here). If this is correct, press 1. If incorrect, press 0.”

If the shareholder presses 1, he/she will hear:

“If you have received more than one proxy card, you must vote each card separately. If you would like to vote another proxy, press 1 now. To end this call, press 0 now.”

If shareholder elects to end the call, he/she will hear.

“Thank you for voting.”

If shareholder elects to revote the cancelled vote or vote another proxy, he/she is returned to the “Please enter the control number” speech (above).

Call is terminated.

MASON STREET FUNDS HOME WEBPAGE

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[revolving pictures] [hourly index charts]	Helping Build a Better Financial Future. Mason Street Funds® offer an attractive combination of fund choices, experienced management and convenient features to help you meet a wide range of your investment goals. At Mason Street Funds®, we’re committed to providing a simple, convenient way to invest for a better financial future.	[picture of Wall Street sign] [link to Daily Prices] Most recent closing prices for Mason Street Funds “Proxy Vote Here” link to ADP

Recent Headlines

• NEW: Proxy Statements/Prospectuses regarding the proposed reorganization of the Funds now available

• Mason Street Funds Prospectus including 12/14/05 supplement now available

• Mason Street Funds 9/30/05 Semi-Annual Report now available

• 2005 year-end dividend and capital gain distribution actual now available

• 1099 DIV Tax Letter

[Northwestern Mutual Financial Network logo]

Mason Street Funds® are distributed through Northwestern Mutual Investment Services, LLC (NMIS), Member NASD & SIPC. Mason Street Funds® are sold by Baird Financial Advisors and Northwestern Mutual Financial Network Representatives who are also Registered Representatives of Northwestern Mutual Investment Services, LLC.

The Northwestern Mutual Financial Network Representatives provide expert guidance, innovative solutions, and enduring relationships – all backed by our Network of Specialists.

The Northwestern Mutual Financial Network is a marketing name for the sales and distribution arm of The Northwestern Mutual Life Insurance Company, its affiliates and subsidiaries. The products and services referenced are offered and sold only by appropriately appointed and licensed entities and Financial Representatives.

MASON STREET FUNDS SECONDARY WEBPAGE

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Fund Information	Mason Street Funds – Proposed Fund Reorganization	“Proxy Vote Here” link to ADP

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On December 14, 2005, the Board of Directors of the Mason Street Funds, Inc. approved Agreements and Plans of Reorganization pursuant to which the Mason Street Funds would be reorganized into new and existing American Century Funds and a Federated Investors Fund. The proposed reorganizations are subject to the approval of the shareholders of the Mason Street Funds. A special meeting of shareholders has been scheduled for March 15, 2006 to consider the proposed reorganizations. A combined proxy statement and prospectus for the proposed Mason Street Index 400 Fund reorganization into the Federated Mid Cap Index Fund and a separate combined proxy statement and prospectus for the remaining Mason Street Funds’ reorganizations with new or existing American Century Funds have been prepared and filed with the U.S. Securities and Exchange Commission. Links to these materials are provided below. The combined proxy statements/prospectuses contain important information about the proposed reorganizations that shareholders should know before considering the reorganizations. Shareholders are encouraged to read these materials carefully.

Mason Street Aggressive Growth Stock, Asset Allocation, Growth Stock, High Yield Bond, Index 500 Stock, International Equity, Large Cap Core Stock, Municipal Bond, Select Bond, and Small Cap Growth Stock Funds Shareholders

To access an electronic copy of the proxy statement/prospectus relating to the proposed reorganization of these Funds, click on the link below. Copies of the proxy statement/prospectus were mailed on or about February 3, 2006 to shareholders who held shares in these Funds as of January 20, 2006, the record date for the special meeting of shareholders.

[link to pdf of the American Century combined proxy statement/prospectus]

Pursuant to the Agreement and Plan of Reorganization, the Mason Street Asset Allocation, Growth Stock, Index 500 Stock, and Large Cap Core Stock Funds would be reorganized into existing American Century Funds. A link to the prospectuses of the American Century Funds into which these four Funds will be reorganized has been provided below. The prospectus provides detailed information about the corresponding American Century Fund. The remaining Mason Street Funds are proposed to be reorganized into newly created American Century Funds. Important information regarding these funds can be found in the combined proxy statement/prospectus.

Asset Allocation Fund – [link to the American Century Strategic Allocation: Moderate Fund prospectus]

Growth Stock Fund – [link to the American Century Select Fund prospectus]

Index 500 Stock Fund – [link to the American Century Equity Index prospectus]

Large Cap Core Stock Fund – [link to the American Century Equity Growth prospectus]

Mason Street Index 400 Stock Fund Shareholders

To access an electronic copy of the proxy statement/prospectus relating to the proposed reorganization of the Index 400 Fund into the Federated Mid-Cap Index Fund, click on the link below. A link to the Federated Mid-Cap Index Fund prospectus has also been provided below. Copies of the proxy statement/prospectus will be mailed on or about February 7, 2006 to shareholders who held shares in the Index 400 Stock Fund as of January 20, 2006, the record date for the special meeting of shareholders.

[link to pdf of the Federated combined proxy statement/prospectus]

[link to pdf of the Federated Index 400 Fund prospectus]

Additional Materials

• American Century News Release

• Federated Investors News Release

• Frequently Asked Questions

• Letter to Shareholders

INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/ PROSPECTUSES AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED REORGANIZATIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENTS/ PROSPECTUSES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION AND RELATED MATTERS. You should carefully read and consider the investment objectives, risks, expenses and charges and other important information before you invest or send money. You can also obtain the proxy statements/prospectuses and other related documents free of charge at the SEC Web Site (www.sec.gov). Shareholders can also obtain proxy statements/prospectuses by calling 1-888-627-6678.